UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Aeon Global Health Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00774U 107

(CUSIP Number)

Hanif A. Roshan 2225 Centennial Drive Gainesville, GA 30504
(888) 661-0225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSON: Hanif A. Roshan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 844,339
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 844,339
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 844,339
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

* Percentage ownership set forth above is based on 7,343,723 shares of Common Stock of Aeon Global Health Corp. outstanding.

CUSIP No. 00774U 107	SCHEDULE 13D/A	Page 3 of 7

Explanatory Note

Hanif A. Roshan (the “Reporting Person”) originally filed a Schedule 13D on January 18, 2017 (the “Original 13D”) regarding his holdings of securities of Aeon Global Health Corp., a corporation organized and existing under the laws of the State of Delaware (the “Issuer” or the “Company”). This Amendment No. 3 amends and supplements the Original 13D, amendment No. 1 to the Original 13D, filed on March 24, 2017, and amended No. 2 to the Original 13D, filed on April 6, 2018 (collectively, the “Prior 13D”). Reporting Person is filing this Schedule 13D/A to reflect changes to his interest in the Issuer’s Common Stock resulting from the exchange by the Reporting Person of convertible notes in consideration of the issuance of a non-convertible note on July 19, 2018 and certain transactions contemplated pursuant to a Settlement and Restructuring Agreement dated as of July 19, 2018 by and among, the Issuer, the Reporting Person and the other parties named therein. Unless specifically amended hereby, the disclosures set forth in the Prior 13D shall remain unchanged.

Item 1. Security and Issuer.

This Schedule 13D/A relates to the Common Stock, par value $.001 per share (the “Common Stock”), of the Issuer. The address of the principal executive office of the Company is c/o Aeon Global Health Corp., 2225 Centennial Drive, Gainesville, Georgia 30504.

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Item 3 of the Prior 13D is incorporated herein by reference and the description of the transactions described therein, and the agreements entered into between the Issuer and the Reporting Person, are incorporated herein by reference to the disclosures set forth in the Prior 13D and the exhibits filed with such Prior 13D. Item 3 of the Prior 13D is hereby supplemented to include the following information.

On July 19, 2018, the Issuer entered into a Settlement and Restructuring Agreement (the “Agreement”) with Peachstate Health Management, LLC (“Peachstate”), its wholly-owned subsidiary, and the former members of Peachstate party to such Agreement (the “Former Members”), including the Reporting Person. Pursuant to the Agreement, the parties agreed to, among other things, resolve certain disagreements among themselves relating to the interpretation of certain provisions of the Amended and Restated Agreement and Plan of Merger dated as of January 26, 2016, and as subsequently amended (the “Merger Agreement”) pursuant to which Peachstate became a wholly-owned subsidiary of the Company (the “Merger”).

As a condition of the Agreement, the Issuer and the Reporting Person agreed to restructure the loans previously made to the Issuer by the Reporting Person and Optimum Ventures, LLC, an entity affiliated by ownership with the former members of Peachstate Health Management, LLC (together, the “Lenders”) and to exchange the existing notes held by such Lenders for a new senior credit instrument pursuant to which they would provide up to $2.0 million of credit to company (the “Note Restructuring Transaction”). In the Note Restructuring Transaction, the Issuer entered into a note exchange agreement dated July 19, 2018 (the “Exchange Agreement”), with the Lenders with respect to senior secured convertible notes in the aggregate principal amount of $1,351,482 (the “Original Notes”). Of these Original Notes, the Reporting Person held Original Notes in the aggregate principal amount of $759,869, which were convertible into a total of 633,223 shares of the Issuer’s Common Stock at the conversion rate of $1.20.

Pursuant to the Exchange Agreement, the Issuer issued the Lenders new senior secured grid notes in the aggregate principal amount of $2.0 million (the “Grid Notes”) in consideration of the cancellation of their Original Notes. The Grid Notes are structured to provide the Company with a credit facility pursuant to which it can borrow, pay, and re-borrow any portion of the maximum principal amount of credit available under these instruments. The Grid Notes are senior, secured obligations and are not convertible into any equity securities of the Company. The Grid Notes bear interest at the rate of 7.5% per annum with interest payable upon maturity or sooner in accordance with the prepayment mechanism of the Grid Notes. The maturity date of the Grid Notes is June 30, 2020.

The closing of the Note Restructuring Transaction occurred on July 19, 2018. Upon the closing, a Grid Note was issued to each of the Lenders in a maximum principal amount based on the relative percentages of the Original Notes that were held by them. Accordingly, the maximum principal amount under the Grid Note issued to the Reporting Person is $1,100,000. Further, each Grid Note reflects an outstanding principal amount equal to the sum of the aggregate principal amount of the Original Notes held by each of the Lenders, plus the accrued but unpaid interest thereon. Accordingly, the Grid Note issued to the Reporting Person provides for an initial outstanding principal amount of $784,612.

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Subject to certain exceptions, the Grid Notes are on parity with an outstanding principal amount of $1,698,169 of other senior secured convertible notes (the “Senior Convertible Notes”) and, subject to certain exceptions, are senior to other existing and future indebtedness of the Company and, together with the Senior Convertible Notes, will be secured by a first priority lien on all of the Company’s assets to the extent and as provided in a Security Agreement. The Grid Notes contain customary covenants against incurring additional indebtedness and granting additional liens and contains customary events of default, which terms are substantially the same as the corresponding provisions of the Original Notes. Upon the occurrence of an event of default under the Grid Notes, the holders may require the Company to repay all or a portion of the note in cash, at a price equal to 110% of the principal, plus accrued and unpaid interest.

Pursuant to the Agreement, the parties agreed to resolve certain disagreements arising out of the Merger Agreement. The Merger Agreement included, among other things, certain earnout consideration (the “Earnout”) and the assumption of certain liabilities. The Earnout required the achievement of certain EBITDA levels that were automatically adjusted upon the change of reimbursement rates adopted by the Centers for Medicare and Medicaid Services. Upon achievement of the EBITDA level for the three calendar years ending December 31, 2018 (“2018 Earnout”), the Former Members would receive additional shares of the Company’s Common Stock so that the total number of shares of the Company’s Common Stock issued to the Former Members pursuant to the Merger Agreement would equal 85% of the issued and outstanding shares of the Company’s Common Stock on a post-issuance and fully-diluted (as defined in the Merger Agreement) basis. In addition, the Merger Agreement provided that upon achievement of the EBITDA level for the four calendar years ending December 31, 2019 (“2019 Earnout”), the Former Members would receive additional shares of the Company’s Common Stock so that the total number of shares of the Company’s Common Stock issued to them pursuant to the Merger Agreement would equal 90% of the issued and outstanding shares of the Company’s Common Stock on a post-issuance and fully-diluted (as defined in the Merger Agreement) basis. The Former Members were also granted certain registration rights pursuant to the Merger Agreement (the “Registration Rights”), which remain outstanding.

Under the Agreement, the parties agreed that the 2018 Earnout, as adjusted according to the Merger Agreement, shall be $21,483,749 of EBITDA for the three calendar years ending December 31, 2018. If the 2018 Earnout target is achieved, then on October 1, 2019, subject to the completion of the audited financial statements of Peachstate for the calendar year ending December 31, 2018, the Issuer shall issue the Former Members a fixed amount of 3,000,000 shares of its Common Stock; provided, however, that if Peachstate does not achieve the 2018 Earnout target, but achieves EBITDA for the three calendar years ending December 31, 2018 of at least 75% of the 2018 Earnout target, then on October 1, 2019, subject to the completion of the audited financial statements of Peachstate for the calendar year ending December 31, 2018, the Issuer shall issue the Former Members a fixed amount of 2,250,000 shares of its Common Stock.

Further, the parties agreed that the 2019 Earnout, as adjusted according to the Merger Agreement, shall be $32,600,530 of EBITDA for the four calendar years ending December 31, 2019. If the 2019 Earnout target is achieved, then within three business days following the completion of the audited financial statements of Peachstate for the calendar year ending December 31, 2019, the Issuer shall issue the Former Members a fixed amount of 4,000,000 shares of its Common Stock. If Peachstate fails to achieve the 2019 Earnout target, but achieves EBITDA for the four calendar years ending December 31, 2019 of at least 75% of the 2019 Earnout target, then within three business days following the completion of the audited financial statements of Peachstate for the calendar year ending December 31, 2019, the Issuer shall issue the Former Members a fixed amount of 3,000,000 shares of its Common Stock.

The parties also agreed that if the 2019 Earnout target is achieved the Former Members would be entitled to an “earnout credit” equal to the amount by which such target is exceeded. If Peachstate did not achieve the 2018 Earnout target (or the adjusted 2018 Earnout target), the earnout credit would be applied to Peachstate’s EBITDA for the 2018 Earnout and then the determination of whether the 2018 Earnout was achieved (at either the full or the 75% level) will be recomputed. If the addition of the earnout credit results in Peachstate’s achieving the 2018 Earnout (at either level) then a number of additional shares of Common Stock shall be issued to the Former Members in accordance with the terms of the Agreement. Under the Agreement, the Issuer also agreed that in consideration of the restructuring of the consideration due to the Former Members under the Merger Agreement, it shall issue an aggregate of 2,500,000 shares of its Common Stock to the Former Members. Such additional shares shall be issued to the Former Members pro rata based on their respective percentage ownership of Peachstate prior to the Merger and shall be deemed earned and issued on February 28, 2019. As additional consideration under the Agreement, the Former Members also agreed: (i) to relinquish all demand registration rights; (ii) that the arrangements set forth in the Agreement fully resolved any claims that they may have arising out of the Merger Agreement and the transactions contemplated thereby; and (iii) to a general release of claims as against the Issuer.

CUSIP No. 00774U 107	SCHEDULE 13D/A	Page 5 of 7

The information set forth in this Item 3 is qualified in its entirety by (i) form of Grid Note, filed as Exhibit 1 to this Schedule 13D/A, (ii) the note exchange agreement filed as Exhibit 2 to this Schedule 13D/A, (iii) the amendment to the security agreement filed as Exhibit 3 to this Schedule 13D/A, and (iv) the Settlement and Restructuring Agreement, filed as Exhibit 4 to this Schedule 13D/A, and all such agreements and instruments are incorporated herein by reference.

Item 4. Purpose of Transaction.

The response to Item 4 of the Prior 13D is incorporated herein by reference and is hereby supplemented by (i) incorporating herein by reference the information set forth in response to Item 3 of this Schedule 13D/A and (ii) adding the following:

The Reporting Person, as the chief executive officer of the Issuer, may be issued additional equity securities of the Issuer from time to time in connection with compensation arrangements that he may enter into with the Issuer. The Reporting Person currently intends to hold these securities for investment purposes. Except as described herein or otherwise reported by the Issuer in its disclosure reports filed pursuant to the Securities and Exchange Act of 1934, as amended, the Reporting Person does not currently have plans or proposals which relate to, or would result in: (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters, including when acting in his capacity as the Chairman of the Board and Chief Executive Officer of the Company.

Item 5. Interest in Securities of the Issuer.

(a)      Reference is made to items 7, 9, 11 and 13 of page 2 of this Schedule 13D/A, which items are incorporated herein by reference. As of July 19, 2018, due to the exchange by the Reporting Person of notes that were convertible into 633,223 shares of Common Stock for a new, non-convertible Grid Note, the Reporting Person may be deemed to be the beneficial owner of 844,339 shares of the Issuer’s Common Stock, representing 11.5% of the outstanding shares of the Issuer’s Common Stock. In accordance with Rule 13d-3, such shares exclude any and all shares which may be issued to Roshan pursuant to the Settlement and Restructuring Agreement, as described in Item 3 of this Schedule 13D/A. Such shares also exclude (i) 102,857 shares underlying unvested restricted stock units granted to him in June 2017, (ii) 40,724 shares underlying unvested restricted stock units granted to him as of March 31, 2018, and (iii) 101,971 shares underlying unvested restricted stock units granted to him in June 2018. The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by the Reporting Person was calculated based on 7,343,723 outstanding shares of Common Stock of the Issuer.

CUSIP No. 00774U 107	SCHEDULE 13D/A	Page 6 of 7

(b)(i)-(iv)      Roshan may be deemed to have sole voting and dispositive power over all of the shares of Common Stock beneficially owned by him, as described above.

(c)      In addition to the transactions described in Item 3 of this Schedule 13D/A, on June 30, 2018, the Issuer granted 101,971 restricted stock units to the Reporting Person. The restricted stock units were granted under the Issuer’s 2011 Omnibus Equity Incentive Plan, as amended and will vest on the one-year anniversary of the grant date. As such restricted stock units do not vest until June 30, 2019, the shares of Common Stock issuable to the Reporting Person upon the settlement of such award have not been included in the beneficial ownership of the Reporting Person as reported on this Schedule 13D/A.

(d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

None in addition to the transactions described in the Prior 13D and in Item 3 of this Schedule 13D/A.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

1.	Form of Grid Note (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed July 24, 2018 and incorporated by reference herein.)
2.	Form of Note Exchange Agreement (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed July 24, 2018 and incorporated by reference herein.)
3.	Form of Amendment to Security Agreement (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed July 24, 2018 and incorporated by reference herein.)
4.	Form of Settlement and Restructuring Agreement (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 24, 2018 and incorporated by reference herein.)

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Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: July 27, 2018	By:	/s/ Hanif A. Roshan
Name: Hanif A. Roshan